[O2Micro International Limited Cover Page]

CONTENTS

CORPORATE INFORMATION .....................................................    1

CHAIRMAN'S STATEMENT ......................................................    3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS ...............................................    4

UNAUDITED INTERIM RESULTS .................................................    9

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES ......................   21

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES AND UNDERLYING SHARES .......   22

RE-PURCHASE OF LISTED SECURITIES ..........................................   22

EMPLOYEES AND REMUNERATION POLICIES .......................................   23

EMPLOYEE SCHEMES ..........................................................   23

CORPORATE GOVERNANCE REPORT ...............................................   25

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS .......................   25

AUDIT COMMITTEE ...........................................................   25


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expect," "should," "could," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our ability to continue leadership and expand focus into more growth markets, our ability to sustain growth, our ability to focus on growth and profitability, our ability to maintain leadership position and ongoing growth, our future gross profit, our expectation that gross profit as a percentage of net sales will fluctuate, our expectation that research and development expenses as a percentage of net sales will fluctuate, our expectation to continue development of innovative technologies and processes, our expectation to continue to invest significant resources into research and development, our expectation that selling, general and administrative expenses will continue to increase, our expectation that patent related litigation expenses will fluctuate, our expectation that litigation income will fluctuate, our belief that cash balances will be sufficient to meet our capital requirements, and our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new technologies and the increase of unexpected expenses. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this interim report.


CORPORATE INFORMATION
---------------------

Independent Registered Public        Deloitte Touche Tohmatsu
Accounting Firm                      26th Floor, Wing On Centre
                                     111 Connaught Road Central
                                     Hong Kong

Legal counsel                        Morrison & Foerster LLP                           Maples and Calder
                                     Hong Kong office                                  PO Box 309 GT
                                     41st Floor, Edinburgh Tower, The Landmark         Ugland House
                                     15 Queen's Road Central, Hong Kong                South Church Street,
                                                                                       George Town, Grand
                                     Palo Alto office                                  Cayman
                                     755 Page Mill Road                                Cayman Islands
                                     Palo Alto, California, USA 94304

Board of Directors                   Executive Directors

                                     Sterling Du (Chairman, Chief Executive Officer)
                                     Chuan Chiung "Perry" Kuo (Chief Financial Officer)
                                     James Elvin Keim (Head of Marketing and Sales)

                                     Independent Non-executive Directors
                                     Michael Austin            Lawrence Lai-Fu Lin
                                     Geok Ling Goh             Xiaolang Yan
                                     Keisuke Yawata            Ji Liu

Qualified Accountant                 Jane Liang (CPA)

Joint Company Secretaries            Chuan Chiung "Perry" Kuo
                                     Ngai Wai Fung (FCS and FCIS)

Authorized Representatives           Chuan Chiung "Perry" Kuo
                                     Sterling Du

Hong Kong Branch Share Registrar     Computershare Hong Kong Investor Services Limited
Transfer Office                      Shops 1712-1716, 17th Floor
                                     Hopewell Centre
                                     183, Queen's Road East
                                     Wanchai, Hong Kong

Depositary for American Depositary   The Bank of New York
Receipts                             ADR Division
                                     One Wall Street, 29th Floor, New York, New York, USA 10286

Compliance Advisor                   Evolution Watterson Securities Limited
                                     5th Floor, 8 Queen's Road Central, Hong Kong

Corporate Headquarters               Grand Pavilion Commercial Centre, West Bay Road
                                     PO Box 32331 SMB, George Town
                                     Grand Cayman, Cayman Islands
                                     Phone: (345) 945-1110
                                     Fax: (345) 945-1113

Other Addresses                      3118 Patrick Henry Drive               11th Floor, 54, Sec. 4, Minsheng E. Road
                                     Santa Clara, CA, USA 95054             Taipei, Taiwan 105
                                     Phone: (408) 987-5920                  Phone: (886) 2-2545-9095
                                     Fax: (408) 987-5929                    Fax: (886) 2-2547-1721

Registered office                   M&C Corporate Services Limited
                                    Ugland House, P.O. Box 309 GT
                                    South Church Street, George Town
                                    Grand Cayman, Cayman Islands

Place of business in Hong Kong      8th Floor, Gloucester Tower, The Landmark
registered under Part XI of the     15 Queen's Road Central
Companies Ordinance                 Hong Kong


* The English language text of this report shall prevail over the Chinese language text.

CHAIRMAN'S STATEMENT
--------------------

                                                       [O2Micro Logo]

To Our Shareholders

The first half of fiscal year 2007, ended June 30th, has been exciting for O2Micro. During this challenging period where many semiconductor companies struggled for growth, O2Micro grew revenues 28% higher than the first half of 2006.

O2Micro continued to enhance its leadership position in analog and mixed signal power management products in 1H07. In the Consumer market, O2Micro is a recognized leader offering backlight inverters, power management units, and LED drivers for high performance solutions used by leading suppliers of LCD TV, LCD monitor, and portable hand held devices. In the Industrial and Automotive markets, O2Micro offers a variety of power management and battery management products. In the Notebook Computer market, we successfully introduced new products enhancing our leadership including our PCI Express, Chargers, Inverters, Battery Management, and DC/DC products.

Our revenue growth can be attributed not only to the expansion of our analog and mixed signal IC sales in Consumer, Computer, Industrial, and Automotive markets, but also our Security Systems that are rapidly gaining international acceptance in the Communications market.

Increasing R&D investments will enable us to continue our leadership while expanding our focus into more growth markets. To sustain O2Micro's growth opportunities, we are also making major capital investments to expand all primary areas of our production capability. This includes significant investments in wafer fabrication partnerships.

As we move into the future, O2Micro will continue to focus on growth and profitability from products that contribute high value to customers and have high barriers to entry for competition. Our Intellectual Property portfolio expanded to 318 patents and 7,613 claims issued by the end of the second quarter, ended June 30, 2007.

It is our belief that O2Micro will maintain a leadership position and ongoing growth through our focus on rapidly growing markets, our system level design expertise, and our ability to provide our customers with leading edge solutions.

Thank you for your continued support.

Sterling Du
Chairman of the Board and
Chief Executive Officer

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS
----------

      The Board of Directors (the "Board") is pleased to announce the unaudited consolidated results of O2Micro International Limited (the "Company") and its subsidiaries (collectively, the "Group") for the six months ended June 30, 2007.

Six months ended June 30, 2006 and 2007

      Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the six months ended June 30, 2007 were US$73.2 million, an increase of US$16.1 million or 28.2% from US$57.1 million for the six months ended June 30, 2006. The increase in sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics market continued to increase from 2006 to 2007. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end- customers use our products in their desktop monitors, LCD televisions and portable media players. Net sales from analog integrated circuit products for the six months ended June 30, 2007 were US$55.4 million, an increase of US$8.9 million or 19.2% from US$46.5 million for the six months ended June 30, 2006. For the six months ended June 30, 2007, net sales from our digital integrated circuit products were US$11.6 million, an increase of US$4.6 million or 66.2% from US$7.0 million for the six months ended June 30, 2006, which resulted primarily from increased shipments of Standard CardBus controller products to our notebook computer customers. For the six months ended June 30, 2007, net sales from our mixed-signal integrated circuit products were US$5.9 million, an increase of US$2.3 million or 65.1% from US$3.6 million for the six months ended June 30, 2006, which primarily resulted from increased unit shipments of our power switch products. For the six months ended June 30, 2007, net sales from our systems security solutions were US$259,000, an increase of US$165,000 or 176% from US$94,000 for the six months ended June 30, 2006. For the six months ended June 30, 2007, net sales from our licensed intellectual property were US$40,000, an increase of 700% from US$5,000 for the six months ended June 30, 2006.

      Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the six months ended June 30, 2007 was US$40.8 million, an increase of US$9.0 million or 28.3% from US$31.8 million for the six months ended June 30, 2006. This increase was due to increased sales and decreased sales of our lower margin products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

      Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the six months ended June 30, 2007 were US$16.2 million, an increase of US$951,000 or 6.2% from US$15.2 million for the six months ended June 30, 2006. This increase primarily reflected the increased hiring of design engineers from our increased operations. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, promotional expenses, professional fees, sales commissions to agents, and travel expenses. Selling, general and administrative expenses for the six months ended June 30, 2007 were US$16.8 million, an increase of US$3.4 million or 25.4% from US$13.4 million for the six months ended June 30, 2006. This increase was primarily due to additional hiring of sales, operations and administrative personnel, increased promotional expenses, and increased professional fees to external professionals. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms in the foreseeable future for the same reasons.

      Patent Related Litigation Expenses. Patent related litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent related litigation expenses for the six months ended June 30, 2007 were US$6.0 million, an increase of US$658,000 or 12.3% from US$5.4 million for the six months ended June 30, 2006. This increase was primarily due to higher expenses incurred for trial against Monolithic Power Systems, Inc., trial preparations in the Samsung Electronics Co., Ltd. litigation and increased activity in other litigation matters offset by decreased activity in older cases. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future.

      Litigation Income. Litigation income consists of primarily of damages awards, award of costs and related interest. Litigation income for the six months ended June 30, 2007 was US$3.4 million, an increase of US$3.4 million or 100% from none for the six months ended June 30, 2006. This increase was due to payment received in April 2007. We expect that litigation income will fluctuate for the foreseeable future.

      Stock Exchange of Hong Kong Listing Expenses. The Stock Exchange of Hong Kong Limited (the "SEHK") listing expenses consist primarily of expenses incurred in relation to our SEHK listing activities commencing in 2005. SEHK listing expenses for the six months ended June 30, 2007 was zero, a decrease of US$396,000 or 100% from US$396,000 for the six months ended June 30, 2006. This decrease was primarily due to decreased listing activities in 2007 as we had completed our SEHK listing in March 2006.

      Non-Operating Income-Net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments and foreign exchange transaction gains and losses. Non- operating income-net was US$1.5 million for the six months ended June 30, 2007, an increase from US$1.2 million for the six months ended June 30, 2006, primarily reflecting the lack of an impairment loss recognized on long-term investments offset by decreased interest earned on our cash and cash equivalents and short-term investments.

      Income Tax Expenses. Income tax expenses were approximately US$817,000 for the six months ended June 30, 2007, compared to US$122,000 for the six months ended June 30, 2006. This increase was primarily due to increased tax expense as a result of increased profitability.

      Net income (loss). As a result of the above factors, our net income was US$5.8 million for the six months ended June 30, 2007, an increase in profitability of US$7.3 million from a net loss of US$1.5 million for the six months ended June 30, 2006. This increase was primarily attributed to increase in unit sales and the receipt of litigation income.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

      Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. As of June 30, 2007, cash and cash equivalents and short-term investments were US$66.4 million.

Operating activities

      Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$1.9 million and US$6.4 million for the six months ended June 30, 2006 and 2007, respectively.

      Net cash provided by operating activities for the six months ended June 30, 2007 was primarily due to net income, increase in notes and accounts payable, depreciation and amortization, increase in accrued expenses and other current liabilities, stock based compensation offset by increase in accounts receivables -- net and increase in inventories. Net cash provided by operating activities for the six months ended June 30, 2006 was primarily due to increase in notes and accounts payable, depreciation and amortization, stock based compensation and decrease in inventories offset by increase in accounts receivables -- net and net loss.

Investing activities

      For the six months ended June 30, 2007, we had a net cash outflow from investing activities of US$81,000 as compared to a net cash inflow of US$13.1 million for the six months ended June 30, 2006. Net cash outflow from investing activities for the six months ended June 30, 2007 was primarily due to acquisition of property and equipment offset by net sales of short-term investments, decrease in restricted cash and decrease in restricted assets. Net cash inflow from investing activities for the six months ended June 30, 2006 was primarily due to net sales of short-term investments and decrease in restricted cash offset by acquisition of property and equipment and acquisition of long-term investments.

Financing activities

      The net cash outflow from our financing activities for the six months ended June 30, 2007 was US$2.5 million as compared to the net cash outflow of US$795,000 for the six months ended June 30, 2006. The net cash outflow from financing activities for the six months ended June 30, 2007 was primarily due to acquisition of treasury stock. The net cash outflow from financing activities for the six months ended June 30, 2006 was primarily due to acquisition of treasury stock offset by proceeds from issuance of ordinary shares under the 1999 Purchase Plan and proceeds from exercise of stock options.

Working capital

      The Board believes our cash balances are sufficient to meet our capital requirements for at least the next 12 months from the date of publication of this interim report. Our future capital requirements will depend on factors such as the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Contingent liabilities and charges on assets

      As of the close of business on June 30, 2007, we did not have any material contingent liabilities. There is also no charge against any of the Group's assets as of June 30, 2007.

INTERIM DIVIDEND

      We have been advised that "profits" as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. As of June 30, 2007, we had no funds reserved for distribution to our shareholders.

MATERIAL ACQUISITIONS AND DISPOSALS

      There have not been any material acquisitions or disposals during the period under review.

CAPITAL EXPENDITURES

      Capital expenditures are used to purchase property, plant and equipment such as land, buildings, office furniture and integrated circuit testing equipment. For the six months ended June 30, 2006 and 2007, our total capital expenditures amounted to US$18.5 million and US$3.7 million, respectively.

CONTRACTUAL OBLIGATIONS

      The table below describes our contractual obligations as of June 30, 2007:


                                        Total        2007        2008         2009        2010    Thereafter
                                                           (in thousands of U.S. dollars)

Operating Lease Commitments             2,917       1,102         968         420         366          61
Purchase Commitments                      515         515          --          --          --          --
Licenses, Maintenance and Support       1,429         675         686          68          --          --
Pension                                   435          --          --          --          --         435
                                      -------     -------     -------     -------     -------     -------

Total                                   5,296       2,292       1,654         488         366         496
                                      =======     =======     =======     =======     =======     =======


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Interest rate risk

      We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at June 30, 2007, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

      The table below provides information about our financial instruments with maturity dates greater than three months as of June 30, 2007.


                       2007       2008       2009       2010     Thereafter    Total    Fair Value
                                            (in thousands of U.S. dollars)
Time Deposits
  Fixed rate         13,320        355         --         --           --     13,675     13,675
Government Bonds
  Fixed rate             --         --      1,557         --           --      1,557      1,548


Foreign currency risk

      Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies which are sensitive to foreign currency exchange rate fluctuations. As of June 30, 2007, we held approximately US$21.7 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

      We have not engaged in hedging activities to mitigate our foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We monitor currency exchange fluctuations periodically. For the six months ended June 30, 2006 and 2007, we experienced a foreign exchange gain of approximately US$120,000 and a foreign exchange loss of approximately US$148,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

      We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuit products, has a significant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

UNAUDITED INTERIM RESULTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED) (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                    Six Months Ended June 30,
                                                      2006           2007
                                                  (Unaudited)    (Unaudited)

NET SALES                                         $    57,138    $    73,228
COST OF SALES                                          25,342         32,440
                                                  -----------    -----------
GROSS PROFIT                                           31,796         40,788
                                                  -----------    -----------
OPERATING EXPENSES (INCOME)
  Research and development (Note: a)                   15,222         16,173
  Selling, general and administrative (Note: a)        13,395         16,798
  Patent related litigation                             5,352          6,010
  Litigation income                                        --         (3,364)
  Stock Exchange of Hong Kong listing expenses            396             --
                                                  -----------    -----------

     Total operating expenses                          34,365         35,617
                                                  -----------    -----------

INCOME (LOSS) FROM OPERATIONS                          (2,569)         5,171
                                                  -----------    -----------

NON-OPERATING INCOME (EXPENSES)
  Interest income                                       1,869          1,628
  Impairment loss on long-term investments               (756)            --
  Foreign exchange gain (loss), net                       120           (148)
  Other, net                                              (23)             7
                                                  -----------    -----------

     Total non-operating income                         1,210          1,487
                                                  -----------    -----------

INCOME (LOSS) BEFORE INCOME TAX                        (1,359)         6,658
INCOME TAX EXPENSE                                        122            817
                                                  -----------    -----------

NET INCOME (LOSS)                                      (1,481)         5,841
                                                  -----------    -----------

OTHER COMPREHENSIVE INCOME
  Translation adjustments on subsidiaries                 335             324
  Unrealized gain on available-for-sale securities        965           3,797
                                                  -----------    -----------
     Total other comprehensive income                   1,300          4,121
                                                  -----------    -----------
COMPREHENSIVE INCOME (LOSS)                             ($181)   $     9,962
                                                  ===========    ===========

EARNINGS (LOSS) PER SHARE:
  Basic                                              ($0.0008)   $    0.0031
                                                  ===========    ===========

  Diluted                                             NA         $    0.0030
                                                  ===========    ===========

SHARES USED IN EARNINGS (LOSS) PER
  SHARE CALCULATION:
     Basic (in thousands)                           1,962,866      1,905,620
                                                  ===========    ===========

     Diluted (in thousands)                         1,984,955      1,917,668
                                                  ===========    ===========

Note:
(a) INCLUDING STOCK-BASED
  COMPENSATION CHARGES AS FOLLOWS
  Research and development                        $       648    $       530
  Selling, general and administrative             $       741    $       704

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)


                                                                      December 31,     June 30,
ASSETS                                                                    2006           2007
                                                                              (Unaudited)
CURRENT ASSETS

  Cash and cash equivalents                                            $    45,438    $    49,411
  Restricted cash                                                            8,342          7,626
  Short-term investments                                                    19,697         16,945
  Accounts receivable, net                                                  18,987         25,113
  Inventories                                                               14,076         17,199
  Prepaid expenses and other current assets                                  7,379          7,348
                                                                       -----------    -----------

     Total current assets                                                  113,919        123,642
                                                                       -----------    -----------
LONG-TERM INVESTMENTS                                                       24,059         27,850
                                                                       -----------    -----------
PROPERTY AND EQUIPMENT, NET                                                 41,427         42,166
                                                                       -----------    -----------
RESTRICTED ASSETS                                                           14,540         13,998
                                                                       -----------    -----------
OTHER ASSETS                                                                 3,075          3,269
                                                                       -----------    -----------
TOTAL                                                                  $   197,020    $   210,925
                                                                       ===========    ===========

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes and accounts payable                                           $     9,851         13,349
  Income tax payable                                                           991            622
  Accrued expenses and other current liabilities                            12,212         14,238
                                                                       -----------    -----------

     Total current liabilities                                              23,054         28,209
                                                                       -----------    -----------
OTHER LONG-TERM LIABILITIES
Accrued pension liabilities                                                    455            435
Long-term Interpretation 48 tax liabilities                                     --            117
                                                                       -----------    -----------

     Total long-term liabilities                                               455            552
                                                                       -----------    -----------
     Total liabilities                                                      23,509         28,761
                                                                       -----------    -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Preference shares at $0.00002 par value per share
     Authorized -- 250,000,000 shares                                           --             --
  Ordinary shares at $0.00002 par value per share
     Authorized -- 4,750,000,000 shares
     Issued -- 1,906,969,950 shares and 1,896,983,950 shares as of
     December 31, 2006, and June 30, 2007, respectively                         38             38
  Additional paid-in capital                                               140,224        140,829
  Retained earnings                                                         33,877         37,804
  Accumulated other comprehensive income (loss)                               (628)         3,493
                                                                       -----------    -----------

     Total shareholders' equity                                            173,511        182,164
                                                                       -----------    -----------

TOTAL                                                                  $   197,020    $   210,925
                                                                       ===========    ===========


The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand U.S. Dollars, Except Per Share Amounts)





                                                             Additional Paid-in Capital

                                   Ordinary Shares             Ordinary         Stock                         Treasury
                              Shares             Amount         Shares         Options         Total            Stock
BALANCE, JANUARY 1,
 2006                     1,967,824,350             39        $139,979          $1,553        $141,532         ($3,296)

Issuance of:
Shares issued for
 exercise of stock
 options                      5,237,650              --             365             (38)            327              --
Shares issued for 1999
 Purchase Plan                2,759,750              --             537              --             537              --
Acquisition of
 treasury stock --
 9,040,000 shares                    --              --              --              --              --           (1,659)
Retirement of
 treasury stock             (23,375,000)             --          (1,666)             --          (1,666)           4,851
Options granted to
 nonemployees                        --              --              --               4               4              --
Stock-based
 compensation                        --              --              --           1,389           1,389              --
Net loss for the
 six months ended
 June 30, 2006                       --              --              --              --              --              --
Translation
 adjustments on
 subsidiaries                        --              --              --              --              --              --
Unrealized gain on
 available-for-sale
 securities                          --              --              --              --              --              --
                          -------------   -------------   -------------   -------------   -------------   -------------

BALANCE, JUNE 30, 2006

 (UNAUDITED)               1,952,446,750            $39        $139,215          $2,908        $142,123           ($104)
                           =============  =============   =============   =============   =============   =============


BALANCE, JANUARY 1, 2007   1,906,969,950             38        $136,120          $4,104        $140,224        $     --

Issuance of:
Shares issued for
 exercise of stock
 options                        659,250              --              86              --              86              --
Shares issued for
 vested restricted stock
 units                        1,922,100              --             334            (334)             --              --
Shares issued for 1999
 Purchase Plan                3,081,650              --             405              --             405              --
Acquisition of treasury
 stock -- 15,649,000
 shares                              --              --              --              --              --          (3,034)
Retirement of treasury
 stock                      (15,649,000)             --          (1,120)             --          (1,120)          3,034
Options granted to
 nonemployees                        --              --              --              --              --              --
Stock-based compensation             --              --              --           1,234           1,234              --
Net income for the six
 months ended
 June 30, 2007                       --              --              --              --              --              --
Translation
 adjustments on
 subsidiaries                        --              --              --              --              --              --
Unrealized gain on
 available-for-sale
 securities                          --              --              --              --              --              --
                          -------------   -------------   -------------   -------------   -------------   -------------

BALANCE, JUNE 30, 2007

 (UNAUDITED)               1,896,983,950            $38        $135,825          $5,004        $140,829        $     --
                           =============  =============   =============   =============   =============   =============


                              Accumulated Other
                          Comprehensive Income (Loss)


                           Unrealized    Cumulative                                      Total
                            Invesment   Translation                     Retained       Shareholders'
                           Gain (Loss)   Adjustment        Total        Earnings         Equity
BALANCE, JANUARY 1,
 2006                      ($924)          ($194)        ($1,118)        $38,739        $175,896

Issuance of:
Shares issued for
 exercise of stock
 options                       --              --              --              --             327
Shares issued for 1999
 Purchase Plan                 --              --              --              --             537
Acquisition of
 treasury stock
 9,040,000 shares              --              --              --              --          (1,659)
Retirement of
 treasury stock                --              --              --          (3,185)             --
Options granted to
 nonemployees                  --              --              --              --               4
Stock-based
 compensation                  --              --              --              --           1,389
Net loss for the
 six months ended
 June 30, 2006                 --              --              --          (1,481)         (1,481)
Translation
 adjustments on
 subsidiaries                  --             335             335              --             335
Unrealized gain on
 available-for-sale
 securities                   965              --             965              --             965
                        ---------       ---------       ---------       ---------       ---------
BALANCE, JUNE 30, 2006

 (UNAUDITED)                  $41            $141            $182         $34,073        $176,313
                        =========       =========       =========       =========       =========

BALANCE, JANUARY 1, 2007  ($1,129)           $501           ($628)        $33,877        $173,511

Issuance of:
Shares issued for
 exercise of stock
 options                       --              --              --              --              86
Shares issued for
 vested restricted stock
 units                         --              --              --              --              --
Shares issued for 1999
 Purchase Plan                 --              --              --              --             405
Acquisition of treasury
 stock -- 15,649,000
 shares                        --              --              --              --          (3,034)
Retirement of treasury
 stock                         --              --              --          (1,914)             --
Options granted to
 nonemployees                  --              --              --              --              --
Stock-based compensation       --              --              --              --           1,234
Net income for the six
 months ended
 June 30, 2007                 --              --              --           5,841           5,841
Translation
 adjustments on
 subsidiaries                  --             324             324              --             324
Unrealized gain on
 available-for-sale
 securities                 3,797              --           3,797              --           3,797
                        ---------       ---------       ---------       ---------       ---------
BALANCE, JUNE 30, 2007

 (UNAUDITED)               $2,668            $825          $3,493         $37,804        $182,164
                        =========       =========       =========       =========       =========


  The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In Thousand U.S. Dollars)


                                                                       Six Months Ended June 30,
                                                                          2006        2007
                                                                      (Unaudited)  (Unaudited)
OPERATING ACTIVITIES
  Net (loss) income                                                     ($1,481)     $5,841
  Adjustments to reconcile net (loss) income to net cash provided by operating activities:
     Depreciation and amortization                                        2,102       3,292
     Amortization of stock options granted for services                     136          64
     Stock-based compensation                                             1,389       1,234
     Gain on sale of short-term investments                                 (47)         --
     Impairment loss on long-term investments                               756          --
     Deferred income tax assets and liabilities                              --         (12)
     Loss on disposal of property and equipment                              69          10
     Changes in operating assets and liabilities:
       Accounts receivable, net                                          (3,604)     (6,126)
       Inventories                                                        1,090      (3,123)

       Prepaid expenses and other current assets                           (874)         31
       Notes and accounts payable                                         3,610       3,498
       Income tax payable                                                  (946)       (252)
       Accrued expenses and other current liabilities                      (280)      1,982
       Accrued pension liabilities                                           --         (16)
                                                                        -------     -------


       Net cash provided by operating activities                          1,920       6,423
                                                                        -------     -------

INVESTING ACTIVITIES
  Receivables from employees                                                 --           1
  Acquisition of:
     Property and equipment                                             (18,522)     (3,700)
     Short-term investments                                             (61,160)     (7,163)
     Long-term investments                                               (3,288)         --
  (Increase) decrease in:
     Restricted assets                                                      174         421
     Restricted cash                                                      3,056         710
     Other assets                                                          (130)       (271)
  Proceeds from:
     Sale of short-term investments                                      92,971       9,921
     Sale of property and equipment                                           4          --
                                                                        -------     -------

       Net cash provided by (used in) investing activities               13,105         (81)
                                                                        -------     -------

FINANCING ACTIVITIES
  Acquisition of treasury stock                                          (1,659)     (3,034)
  Proceeds from:
     Exercise of stock options                                              327          86
     Issuance of ordinary shares under 1999 Purchase Plan                   537         405
                                                                        -------     -------

       Net cash used in financing activities                               (795)     (2,543)
                                                                        -------     -------
                                                                                   (Continued)



                                                                       Six Months Ended June 30
                                                                          2006        2007
                                                                      (Unaudited)  (Unaudited)
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                               ($153)       $174
                                                                        -------     -------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                14,077       3,973

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                         46,375      45,438
                                                                        -------     -------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $60,452     $49,411
                                                                        =======     =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

  Cash paid for interest                                                     $0          $0
  Cash paid for tax                                                      $1,075      $1,081

The  accompanying  notes  are an  integral  part of the  consolidated            (Concluded)
financial statements.


O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1. BASIS OF PRESENTATION

   The accompanying unaudited consolidated financial statements for the six months ended June 30, 2006 and 2007 have been prepared by the Company, pursuant to Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", issued by Accounting Principles Board under generally accepted accounting principles in the United States of America ("U.S. GAAP"). In management's opinion, the consolidated financial statements include all adjustments, consisting of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto, as set forth in the Company's Annual Report for the year ended December 31, 2006 as filed with the Stock Exchange of Hong Kong Limited (the "SEHK") and U.S. Securities and Exchange Commission.

   Critical Accounting Policies and Estimates

   The unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP that require management to make estimates and assumptions that may materially affect the reported amounts of assets and liabilities at the date of the unaudited consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ materially from those estimates. Information with respect to the critical accounting policies which could have the most significant effect on the reported results and require subjective or complex judgments is contained in the notes to the consolidated financial statements in the Annual Report for the year ended December 31, 2006 as filed with the SEHK and U.S. Securities and Exchange Commission.

2. STOCK-BASED COMPENSATION

   The Company has several equity-based plans, which are more fully described in the notes to the consolidated financial statements in the Annual Report for the year ended December 31, 2006.

   Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payments," using the modified prospective application method. Under this transition method, compensation cost recognized for the six months ended June 30, 2006 and 2007, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and
   (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)).

   Stock Option Plans

   A summary of the Company's stock option activity under the plans for the six months ended June 30, 2007 is presented as follows:

                                                                      Weighted
                                                   Number of           Average
                                                  Outstanding         Exercise
                                                 Option Shares         Price

   Outstanding Options at December 31, 2006        306,743,000         $0.2344
      Granted                                       23,594,000         $0.1706
      Exercised                                       (659,250)        $0.1305
      Forfeited and expired                        (12,027,650)        $0.2572
                                                   -----------

   Outstanding Options at June 30, 2007            317,650,100         $0.2347
                                                   ===========

   Share Incentive Plan

   A summary of the status of the Company's Restricted Share Units ("RSUs") for the six months ended June 30, 2007 is presented as follows:

                                                                      Weighted
                                                   Number of           Average
                                                  Outstanding         Exercise
                                                    Awards              Price

   Nonvested at December 31, 2006                    7,914,750         $0.1736
   Granted                                           9,236,500         $0.2041
   Vested                                           (1,922,100)        $0.1736
   Forfeited and expired                              (410,400)        $0.1849
                                                   -----------

   Nonvested at June 30, 2007                       14,818,750         $0.1923
                                                   ===========

3. RECENT ACCOUNTING PRONOUNCEMENTS

   In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities -- including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Entities choosing the fair value option would be required to recognize subsequent changes in the fair value of those instruments and other items directly in earnings. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective beginning the first fiscal year that begins after November 15, 2007. The Company is evaluating the impact this statement will have on its consolidated financial statements.

   In May 2007, the FASB issued Staff Position (FSP) No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48," which amends FIN 48 and provides guidance concerning how an entity should determine whether a tax position is "effectively," rather than the previously required "ultimately," settled for the purpose of recognizing previously unrecognized tax benefits. In addition, FSP No. FIN 48-1 provides guidance on determining whether a tax position has been effectively settled. The guidance in FSP No. FIN 48-1 is effective upon the initial January 1, 2007 adoption of FIN 48. Companies that have not applied this guidance must retroactively apply the provisions of this FSP to the date of the initial adoption of FIN 48. The Company has adopted FSP No. FIN 48-1 and no retroactive adjustments are necessary.

4. ACCOUNTS RECEIVABLE, NET

   The following is an aging analysis of accounts receivables net of allowances for doubtful receivables at the respective balance sheet dates:

                                  (In Thousands)
                      December 31       June 30,
                         2006             2007
                                     (Unaudited)

   0 to 30 days          $18,510        $22,960
   31 to 60 days             449            319
   61 to 90 days              28          1,689
   91 to 120 days             --            145
                      ----------     ----------

                         $18,987        $25,113
                      ==========     ==========

5. INVENTORIES

                                  (In Thousands)
                      December 31,      June 30,
                         2006              2007
                                     (Unaudited)

   Finished goods         $5,412         $5,334
   Work-in-process         5,375          7,499
   Raw materials           3,289          4,366
                      ----------     ----------

                         $14,076        $17,199
                      ==========     ==========

6. NOTES AND ACCOUNTS PAYABLE

                                  (In Thousands)
                      December 31,      June 30,
                         2006             2007
                                     (Unaudited)

   0 to 30 days           $9,448        $10,673
   31 to 60 days             262          1,785
   61 to 90 days              90            874
   91 to 120 days             --             --
   Over 120 days              51             17
                      ----------     ----------

                          $9,851        $13,349
                      ==========     ==========

7. INCOME TAX

   The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located, including those of United States of America, Taiwan, China, Singapore, Korean, Japan, and Europe.

   In June 2006, The FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109." The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.
   109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The provisions are effective for the Company beginning in the first quarter of 2007.

   Through December 31, 2006, in accordance with prior standards, the Company assessed the ultimate resolution of uncertain tax matters as they arose and established reserves for tax contingencies when the Company believed an unfavorable outcome was probably and the liability could be reasonably estimated.

   As a result of the adoption of FIN No. 48, the Company recognized an adjustment of income tax liabilities for unrecognized income tax benefits in the amount of $117,000, which was accounted for as a reduction to the January 1, 2007 balance of income tax payable. At the adoption date of January 1, 2007, the Company had $117,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. The Company does not recognize any interest related to uncertain tax positions in income tax expense as the related interests are not deemed material to the financial statements.

   Uncertain tax positions relate to the allocation of deductions to one of our global entities and to the determination of the tax holidays. The Company estimates that there will be no material changes in its uncertain tax positions in the next 12 months.

   During the six months ended June 30, 2007, there have been no material changes in the liability for uncertain tax positions.

8. EARNINGS PER SHARE

   Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the "as if converted" method for convertible preference shares or the treasury stock method for options and warrants.

   A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:


                                                              Six Months Ended June 30
                                                                 2006            2007
                                                              (Unaudited)     (Unaudited)
   Net (loss) income (in thousands)                               ($1,481)         $5,841
                                                              ===========     ===========

   Weighted average thousand shares outstanding -- basic        1,962,866       1,905,620
   Effect of dilutive securities:
      Options and RSUs (in thousands)                              22,089          12,048
                                                              -----------     -----------

   Weighted average thousand shares outstanding -- diluted      1,984,955       1,917,668
                                                              ===========     ===========

   Earnings (loss) per share -- basic                            ($0.0008)        $0.0031
                                                              ===========     ===========

   Earnings (loss) per share -- diluted                           NA              $0.0030
                                                              ===========     ===========

   The diluted loss per share is not disclosed for the six months ended June 30, 2006 as the result is antidilutive.

   Certain antidilutive outstanding options were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 219,590,425 shares at $0.1730 to $0.4836 as of June 30, 2006 and 244,717,700 shares at
   $0.1198 to $0.4836 as of June 30, 2007. The antidilutive RSUs excluded were nil and 4,557,000 shares as of June 30, 2006 and 2007, respectively.

9. CONTINGENCIES

   The Company is involved in a variety of litigation matters involving patents. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. The Company has obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of June 30, 2007, the Company has deposited an amount of New Taiwan dollars equivalent to approximately $14 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those actions, other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court.

   We are currently in litigation against Microsemi Corporation in the United States District Court in the Northern District of California and the United
   States District Court in the Eastern District of Texas. In April 2007, we filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that U.S. Patent Numbers 5,615,093, 5,923,129, 5,930,121 and 6,198,234 held by Microsemi Corporation are not infringed by us, invalid and unenforceable. In response, Microsemi Cor poration filed a cross claim in the United States District Court in the Eastern District of Texas alleging that we infringe their U.S. Patent Numbers 5,930,121 and 6,198,234. They are seeking preliminary injunction, permanent injunction, damages, trebling of damages, enhancement, attorneys' fees and costs. On June 4, 2007, the United States District Court in the Northern District of California granted a motion to transfer our declaratory judgment case against Microsemi Corporation to the United States District Court in the Eastern District of Texas. In addition, in May 2007, a jury in the United States District Court in the Northern District of California found Claims 1, 2, 9, 12, 14 and 18 of our U.S. Patent Number 6,396,722 to be invalid. In February 2007, Monolithic Power Systems, Inc. amended its complaint in the Intermediate People's Court in Chengdu, China alleging that two of our customers infringe Chinese Patent Number ZL03140709.9. In April 2007, we received US$3.4 million in litigation income from previous litigation involving Monolithic Power Systems, Inc. in the United States District Court in the Northern District of California.

   While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

   The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of June 30, 2007, no provision for any litigation has been provided.

10. SEGMENT INFORMATION

   The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company's semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources and has determined the Company has one reporting segment.

   Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

                           (In Thousands)

                      Sux Months Ended
                     2006         2007
                 (Unaudited)  (Unaudited)

   China            $40,000      $56,622
   Korea              8,291        7,169
   Taiwan             4,151        2,462
   Japan              4,419        6,230
   Others               277          745
                  ---------    ---------

                    $57,138      $73,228
                  =========    =========

   For the six months ended June 30, 2006 no customer accounted for 10% or more of net revenues. For the six months ended June 30, 2007, one customer accounted for 12.3% of net revenues.

   Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each period, and were as follows:

                            (In Thousands)

                  December 31,    June 30,
                      2006          2007
                               (Unaudited)

   Taiwan           $21,261      $18,124
   U.S.A              6,669        6,301
   Singapore            335          295
   China             13,015       17,305
   Others               147          141
                  ---------    ---------

                    $41,427      $42,166
                  =========    =========

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

      As of June 30, 2007, the interests or short positions of our Directors and chief executive officer in any of our, or our associated corporations', (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO")) shares, underlying shares or debentures which were required to be recorded in the register maintained by us under Section 352 of the SFO, or notified to us and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO were as follows:


                                                                                                 Approximate
                                                                                                  percentage
                                                                                                 interest in
                                                            Nature of             Total number       the
   Name of Director             Name of Corporation         interest               of Shares     Company(10)
   Sterling Du                  O2Micro International Ltd   Personal               90,583,550         4.78 %
                                                            Interest(1)
                                                            Interest of            15,000,000         0.79 %
                                                              Child under 18
   Chuan Chiung "Perry" Kuo     O2Micro International Ltd   Personal Interest(2)   24,104,150         1.27 %
   James Elvin Keim             O2Micro International Ltd   Personal Interest(3)   21,844,400         1.15 %
                                                            Corporate              10,420,000         0.55 %
                                                            Interest(3)
   Michael Austin               O2Micro International Ltd   Personal Interest(4)    4,450,000         0.23 %
   Geok Ling Goh                O2Micro International Ltd   Personal Interest(5)    3,400,000         0.18 %
   Keisuke Yawata               O2Micro International Ltd   Personal Interest(6)    3,375,000         0.18 %
   Lawrence Lai-Fu Lin          O2Micro International Ltd   Personal Interest(7)    3,000,000         0.16 %
   Xiaolang Yan                 O2Micro International Ltd   Personal Interest(8)    3,000,000         0.16 %
   Ji Liu                       O2Micro International Ltd   (9)


Notes:

1. Mr. Du beneficially owns 54,821,050 Shares. In addition, Mr. Du holds options to purchase an aggregate of 50,762,500 Shares, if fully exercised. As of June 30, 2007, none of these options has been exercised.

2. Mr. Kuo beneficially owns 5,937,500 Shares. In addition, Mr. Kuo holds options to purchase an aggregate of 18,166,650 Shares, if fully exercised. As of June 30, 2007, none of these options has been exercised.

3. Mr. Keim and his spouse jointly and beneficially own 94,400 Shares. Mr. Keim holds options to purchase an aggregate of 21,750,000 Shares, if fully exercised. As of June 30, 2007, none of these options has been exercised. In addition, Mr. Keim has a controlling interest in two private companies which hold an aggregate of 10,420,000 Shares.

4. Mr. Austin has been granted options to purchase an aggregate of 4,450,000 Shares, if fully exercised. As of June 30, 2007, none of these options has been exercised.

5. Mr. Goh has been granted options to purchase an aggregate of 3,400,000 Shares, if fully exercised. As of June 30, 2007, none of these options has been exercised.

6. Mr. Yawata beneficially owns 653,500 Shares. In addition, Mr. Yawata holds options to purchase an additional 2,721,500 Shares, if fully exercised. As of June 30, 2007, none of these options has been exercised.

7. Mr. Lin has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As of June 30, 2007, none of these options has been exercised.

8. Mr. Yan has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As of June 30, 2007, none of these options has been exercised.

9. As of June 30, 2007, Mr. Ji Liu did not have any interest in any Shares or underlying Shares of the Company.

10. The above percentage figures are calculated based on our issued and outstanding share capital as of June 30, 2007 without taking into account any Shares which may be issued under our share option and equity incentive plans.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES AND UNDERLYING SHARES

      As of June 30, 2007, based on the most recent filings with the U.S. Securities and Exchange Commission, the interests or short positions of persons, other than our Directors and chief executive officer, in our shares and underlying shares as required to be notified to us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of any other member of the Group were as follows:

                                                                               Approximate
                                                                               percentage
   Name of                              Nature of              Total number    Interest in
   Substantial Shareholder              interest               of Shares       our Company
   Wasatch Advisors, Inc.               Beneficial owner       358,617,050           18.90
   Wellington Management Company.       Beneficial owner       188,426,500            9.93
   RS Investment Management Co. LLP.    Beneficial owner       135,769,850            7.16
   Capital Research & Management
      Company                           Beneficial owner       100,000,000            5.27
   Engemann Asset Management            Beneficial owner        65,996,400            3.48
   Friess Associates LLC                Beneficial owner        59,090,000            3.11
   Oppenheimer Asset Management         Beneficial owner        57,611,400            3.04
   S Squared Technology Corp.           Beneficial owner        50,555,000            2.67
   Fidelity Management & Research
      Company                           Beneficial owner        47,780,000            2.52
   Polar Securities, Inc.               Beneficial owner        37,230,000            1.96

RE-PURCHASE OF LISTED SECURITIES

   During the period under review, we repurchased an aggregate of 15,649,000 shares on the following dates and at the following purchase prices:


                                                       Total         Purchase Price
   Date of Purchase                               Number of Shares      per Share
   February 13, 2007                                    755,000           0.1498
   March 13, 2007                                     1,800,000           0.1468
   March 14, 2007                                     1,500,000           0.1429
   June 14, 2007                                      3,344,000           0.2095
   June 15, 2007                                      8,250,000           0.2100
                                                     ----------

   Total Number of Shares Repurchased in 2007
     (up to June 30, 2007)                           15,649,000
                                                     ==========

EMPLOYEES AND REMUNERATION POLICIES

      As of June 30, 2007, the Group had a total of 1047 employees. We have established a compensation committee which takes factors such as the market median relative to a group of peer companies, our performance and the work carried out by each executive officer into consideration when deciding on the compensation of our executive officers.

EMPLOYEE SCHEMES

Pension schemes

      We have a savings plan that qualifies under Section 401(k) of the United States Internal Revenue Code of 1986 (the "US Internal Revenue Code") and is a defined contribution plan. Each year, participating employees may contribute to the savings plan up to the US Internal Revenue Service annual statutory limit amount of pretax salary.

      There is no matching by our Company of employee contributions to the savings plan and our Company has not made any contributions to the savings plan since its inception. There is no pension cost charged to our Company's income statement with respect to the savings plan for the period under review. An employee who terminates employment with our Company (1) is entitled to a complete return of all amounts contributed by such employee to the savings plan or (2) may "roll-over" such contributions to another qualified plan. There is no vesting or other requirements which an employee must fulfill in order to be entitled to return or "roll-over" of amounts contributed to the savings plan upon termination of employment.

      We also participate in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or off ices are located to comply with local statutes and practices. In October 2006, we adopted a defined benefit pension plan and established an employee pension fund committee for certain Taiwan employees who were subject to the Taiwan Standards Labor Law ("Labor Law") to comply with local practices. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires us to contribute between 2% to 15% of employee salaries to a government specified plan, which we currently make monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Central Trust of China in Taiwan.

Equity Based Plans

1999 Employee Stock Purchase

      The 1999 Employee Stock Purchase Plan (the "ESPP") was adopted by our Board and Shareholders in October 1999 and amended in October 2005.

      As of June 30, 2007, an aggregate of 12,770,300 shares were available for issuance under the ESPP, representing approximately 0.67% of our issued share capital. Unless terminated sooner, the ESPP will terminate 10 years after its initial adoption.

2005 Share Option Plan

      We adopted the 2005 Share Option Plan (the "SOP") on March 2, 2006. The Board or any committee composed of members of the Board appointed by the Board to administer the SOP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the options under the SOP (the "Options") may be granted.

      As of June 30, 2007, an aggregate of 60,554,550 shares were available for issuance under the SOP, representing approximately 3.19% of our issued share capital. The SOP shall continue for a term of ten years from the date of our listing on the Stock Exchange unless terminated earlier.

2005 Share Incentive Plan

      We adopted the 2005 Share Incentive Plan (the "SIP") on March 2, 2006. The Board or any committee composed of members of the Board appointed by the Board to administer the SIP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the awards under the SIP (the "Awards") may be granted (the "Grantee").

      As of June 30, 2007, an aggregate of 58,259,150 shares were available for issuance under the SIP, representing approximately 3.07% of our issued share capital. The SIP shall continue for a term of 10 years from the date of our listing on the SEHK unless terminated earlier.

Existing Equity Incentive Plans

      The existing equity incentive plans in existence prior to our listing on the Stock Exchange were terminated as of our listing on the Stock Exchange. All awards granted under those plans prior to such date remain in effect in accordance with their terms under the applicable plan, but no new awards will be granted from and after such listing date under such plans.

Particulars of Outstanding Options

      As at June 30, 2007, particulars of outstanding Existing Options granted to our (1) Directors, (2) senior management, (3) consultants and (4) employees are as follows:


                                                   Number of      % of
                                    Total number   Shares under   total                                Exercise
                                    of grantees    outstanding    issued                                Price
   Category                             in         Existing       share         Exercise                (per
                                     category      Options        capital        Period                 Share)
   Directors of our Company                  8

   Sterling Du                                    50,762,500        2.68%   10/31/2001-12/30/2015   US$0.1538-US$0.2878
   Chuan Chiung "Perry" Kuo                       18,166,650        0.96%   04/30/2001-12/30/2015   US$0.1538-US$0.3494
   James Elvin Keim                               21,750,000        1.15%   04/30/2001-12/30/2015   US$0.1538-US$0.3494
   Michael Austin                                  4,450,000        0.23%   10/16/1997-10/31/2011   US$0.0017-US$0.2878
   Geok Ling Goh                                   3,400,000        0.18%   01/21/2000-10/31/2011   US$0.13-US$0.2878
   Keisuke Yawata                                  2,721,500        0.14%   10/31/2001-10/31/2011   US$0.2878
   Lawrence Lai-Fu Lin                             3,000,000        0.16%   06/30/2003-06/30/2013   US$0.3226
   Xiaolang Yan                                    3,000,000        0.16%   12/30/2005-12/30/2015   US$0.2036

   Senior Management of our                  2
   Company

   Ivan Chang                                      2,620,400        0.14%   10/28/1999-12/30/2015   US$0.1175-US$0.4836
   Johnny Chiang                                   4,950,000        0.26%   3/11/1999-12/30/2015    US$0.01-US$0.4836

   Consultants of our Company(1)            19     7,476,650        0.39%   10/28/1999-1/31/2016    US$0.13-US$0.4262

   Employees of our Company(2)             666   195,352,400       10.30%   10/1/1997-1/31/2016     US$0.0017-US$0.4836

   Total number of Shares under
     outstanding Existing Options          695   317,650,100       16.75%   10/1/1997-1/31/2016     US$0.0017-US$0.4836


Notes:

1.    None of these consultants is a connected person of the Company.

2.    Includes grantees who are no longer employees of the Company.

      No consideration was paid or is payable for the grant of any of the existing options.

CORPORATE GOVERNANCE REPORT

      We are committed to a high standard of business ethics and conduct. It is our policy to conduct our affairs in accordance with applicable laws, rules and regulations of the jurisdictions in which we do business. To this end, we have established a Code of Business Conduct and Ethics which provides employees, officers and non-employee directors with guidelines covering a wide range of business practices and procedures. A copy of our Code of Business Conduct and Ethics can be found on our website at www.o2micro.com.

      During the period under review, the Company has complied with the provisions of the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (the "Listing Rules"), except that Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. The Board is of the view that Board decisions are collective decisions of all the Directors made by way of voting and not decisions of the Chairman of the Board alone. There is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of our Company is not concentrated in any one individual. In addition, as six of the nine members of the Board are non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

      The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuer set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the directors of the Company (the "Model Code"). Having made specific enquiry of all the directors of the Company, the Company confirms that all the directors of the Company have complied with the required standard set out in the Model Code for the period under review.

AUDIT COMMITTEE

      The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the unaudited interim financials.

                                            By Order of the Board
                                                 Sterling Du
                                    Chairman and Chief Executive Officer

August 17, 2007

      As of the date of this Report, the Board comprises nine directors, of which Sterling Du, Chuan Chiung "Perry" Kuo and James Elvin Keim are executive directors and Michael Austin, Geok Ling Goh, Keisuke Yawata, Lawrence Lai-Fu Lin, Xiaolang Yan and Ji Liu are independent non-executive directors.